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                                  UNITED STATES       --------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               PROXIM CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 5, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------
CUSIP No.      744283102
----------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    17,441,675
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,441,675
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,441,675
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No.      744283102
----------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    17,441,675
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,441,675
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,441,675
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------
CUSIP No.      744283102
----------------------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC                                I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    17,441,675
  OWNED BY            --------- ------------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                17,441,675
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,441,675
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members".

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of class A common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 935 Stewart Drive, Sunnyvale, CA 94085.

Item 2.  Identity and Background.

     (a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each Investor is that of making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

     (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of WPNPE VIII I and WPNPE VIII II is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a Securities Purchase Agreement, dated as of June 16, 2002, by and among WP VIII, the other Purchasers named therein and the Company (a copy of which is attached hereto as Exhibit 2), as amended by Amendment No. 1 to the Purchase Agreement, dated August 5, 2002 (a copy of which is attached hereto as Exhibit 2.1) (as amended, the "Purchase Agreement"), the Investors purchased 1,421,334 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") at a price of $25.00 per share, Senior Convertible Promissory Notes (the "Notes") (attached hereto as Exhibit 3) in the aggregate principal amount of $29,466,650 at face value and a warrant (attached hereto as Exhibit 4) to purchase 5,813,890 shares of Common Stock at an exercise price of $3.0559 per share (subject to certain adjustments as provided in the Warrant) (the "Warrant," and together with the Preferred Stock and the Notes, the "Securities"), with the purchase price paid in cash on August 5, 2002 (the "Initial Closing"). Following the date on which the Company's stockholders vote on the proposed issuance of securities at the Second Closing (as defined below) (the "Stockholders Vote"), each share of Preferred Stock shall be convertible into Common Stock at an initial conversion price of $3.0559 and at an initial conversion rate of approximately 8.1809 shares of Common Stock for each share of Preferred Stock converted (the "Initial Conversion Rate"), subject to certain adjustments as set forth in the Certificate of Designations, Preferences and Rights of the Series A Convertible Preferred Stock of Proxim Corporation, a copy of which is attached hereto as Exhibit 5 (the "Certificate of Designations").

     The total amount of funds required to purchase the Securities at the Initial Closing by the Investors pursuant to the Purchase Agreement was $65,000,000 and was furnished from the working capital of such Investors. No additional funds were required to acquire beneficial ownership of the Common Stock reported on this Schedule 13D.

     Pursuant to the Purchase Agreement and subject to the approval of the Company's stockholders in connection with the Stockholders Vote, at a subsequent closing (the "Second Closing") (i) the Notes held by the Investors will automatically convert into 1,178,666 shares of Preferred Stock (subject to certain adjustments as set forth in the Notes) and (ii) the Investors will receive additional Warrants (the "Additional Warrants") to purchase 4,821,275 shares of Common Stock at an exercise price of $3.0559 per share (subject to certain adjustments as set forth in the Warrant).

Item 4.  Purpose of Transaction.

     The purchases by the Investors of the Securities as described herein were effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy and to help finance the Company's acquisition of ORiNOCO, the wireless Local Area Network operations of Agere Systems, Inc. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

     WP VIII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase Securities at the Initial Closing as described in Item 3 above.

     The following summaries of certain provisions of the Purchase Agreement and the Certificate of Designations are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 2 and 5, respectively).

     As set forth in the Certificate of Designations, on the fifth anniversary of the date of the original issuance of the Preferred Stock, the Company shall redeem all outstanding shares of Preferred Stock.

     As set forth in the Certificate of Designations, upon the earliest to occur of (I) the Stockholders Vote (regardless of the outcome of such vote), (II) the time the Company receives confirmation from the NASD, Inc. (which confirmation shall be reasonably satisfactory to the Company) that the holders of the shares of Preferred Stock would be permitted to vote such shares or (III) December 31, 2002, the holders of the shares of Preferred Stock (i) shall be entitled to vote with the holders of the Common Stock as a single class on all matters submitted for a vote of holders of Common Stock, (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Common

Stock issuable upon conversion of such shares of Preferred Stock would have been entitled if such shares of Common Stock had been outstanding at the time of the applicable vote and related record date, and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Company. In addition, so long as any shares of Preferred Stock are outstanding, the Company will not, without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock voting as a single class, (i) amend, alter or repeal any provision of the Company's certificate of incorporation (by merger or otherwise) or bylaws so as to adversely affect the preferences, rights or powers of Preferred Stock, (ii) create, authorize or issue any securities that rank senior to, or are on par with, or any security convertible into, or exchangeable or exercisable for, shares of securities that rank senior to, or are on par with, Preferred Stock, (iii) repurchase or redeem any of its equity securities or rights to acquire equity securities (other than from an employee, director or consultant following the termination of employment or service with the Company of such Person), or (iv) declare or pay any dividend on the Common Stock.

     The Investors have agreed with the Company that prior to the earlier of (i) the stockholder meeting at which the Stockholder Vote is set to occur (regardless of the outcome of such vote) and (ii) December 31, 2002, any Common Stock received upon exercise of the Warrants shall not be entitled to vote on any matter or be counted for determining the existence of a quorum at any meeting of the Company's stockholders, unless in either case the Company receives confirmation from the NASD, Inc., as more fully described in the Purchase Agreement attached hereto as Exhibit 2.

     As set forth in Section 9(e) of the Certificate of Designations, after the Stockholders Vote (regardless of the outcome of such vote), and for as long as WP VIII and its Affiliates (collectively, "Warburg Pincus") beneficially own at least twenty-five percent (25%) of the shares of the Preferred Stock issued to Warburg Pincus pursuant to the Purchase Agreement (including as owned and outstanding for this purpose shares of Common Stock issuable upon conversion of shares of the Preferred Stock and exercise of the Warrants issued to Warburg Pincus thereunder), Warburg Pincus shall have the exclusive right to appoint one
(1) director to the Company's Board of Directors (the "Board Designee"). The initial Board Designee will be Larry Bettino. Mr. Bettino is a member and managing director of WP LLC and a partner of WP.

     Notwithstanding anything to the contrary in Section 9(e) of the Certificate of Designations, if the NASD, Inc. approves the Board Designee's appointment to the Board of Directors prior to the Stockholders Vote, Warburg Pincus shall have the right to appoint the Board Designee to the Board of Directors at such time.

     Pursuant to the terms of the Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 180 days after the Initial Closing, a registration statement on Form S-3 covering the securities held by each Purchaser named therein and their permitted transferees.

     Pursuant to section 5.8 of the Purchase Agreement, for as long as the Investors and the other purchasers named therein and their subsidiaries or other controlled affiliates (the "Purchaser Group") collectively beneficially own twenty-five percent (25%) or more of the Common Stock issuable to them pursuant to the Purchase Agreement, no member of the Purchaser Group shall, without the prior written consent of a majority of the members of the Board of Directors who are not affiliated with the Purchaser Group, acquire beneficial ownership of Common Stock (or options or warrants to acquire, or securities convertible into or exchangeable for, shares of Common Stock) if such acquisition shall result in the aggregate beneficial ownership by the Purchaser Group of more than 40% of the then outstanding shares of Common Stock, as more fully described in the Purchase Agreement attached hereto as
Exhibit 2.

     For so long as the Investors are subject to Section 5.8 of the Purchase Agreement, the Investors have agreed, at or with respect to any election of one or more directors, to vote all of their shares of Common Stock and/or Preferred Stock in favor of any nominee to the Board of Directors whose nomination was unanimously approved by the Board of Directors.

     Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of August 5, 2002, the Reporting Persons beneficially own shares of Common Stock by virtue of the Investors' ownership of Preferred Stock and the Warrants. Assuming full conversion of the shares of Preferred Stock held by the Investors and assuming the exercise of the Warrants, as of the Initial Closing the Investors may be deemed to beneficially own an aggregate of 17,441,675 shares of Common Stock, representing approximately 12.77% of the outstanding Common Stock based on the 119,143,217 shares of Common Stock outstanding as of June 14, 2002 (which number was represented by the Company in the Purchase Agreement to be outstanding on that date). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 17,441,675 shares of Common Stock, representing approximately 12.77% of the outstanding Common Stock as described above.

     As described in Item 3, pursuant to the Purchase Agreement and subject to the approval of the Company's stockholders at the Stockholders Vote, at the Second Closing the Notes held by the Investors will automatically convert into an aggregate of 1,178,666 shares of Preferred Stock (subject to certain adjustments as set forth in the Note) and the

Investors will receive Additional Warrants to purchase an aggregate of 4,821,275 shares of Common Stock at an exercise price of $3.0559 per share (subject to certain adjustments as set forth in the Warrant). At the Initial Conversion Rate, the shares of Preferred Stock issuable to the Investors at the Second Closing are convertible into 9,642,543 shares of Common Stock. Assuming the consummation of the Second Closing, assuming full conversion of the Preferred Stock issuable upon conversion of the Notes, and assuming the exercise of the Additional Warrants, and assuming that no other shares of Common Stock were sold by the Company in the interim, upon the Second Closing each of the Group Members would be deemed to own 21.12% of the Company's then outstanding Common Stock.

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 17,441,675 shares of Common Stock it may be deemed to beneficially own as of the Initial Closing. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 17,441,675 shares of Common Stock it may be deemed to beneficially own as of the Initial Closing.

     (c) Other than the acquisition of the Securities at the Initial Closing, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement was entered into as of June 16, 2002 and amended as of August 5, 2002 and is described in Item 3, Item 4 and Item 5 above. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as
Exhibit 2 hereto.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

          1.   Joint Filing Agreement.

          2. Securities Purchase Agreement, dated as of June 16, 2002, by and among the Company and the Purchasers named therein.

          2.1. Amendment No. 1 to the Securities Purchase Agreement, dated as of August 5, 2002, by and among the Company and the Purchasers named therein.

          3.   Note.

          4.   Warrant.

          5. Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Proxim Corporation.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 5, 2002              WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                   By:  Warburg, Pincus & Co.,
                                        General Partner

                                   By:  /s/ Scott A. Arenare
                                        -----------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


Dated:  August 5, 2002             WARBURG, PINCUS & CO.

                                   By:  /s/ Scott A. Arenare
                                        -----------------------------------
                                        Name:   Scott Arenare
                                        Title:  Partner


Dated:  August 5, 2002             WARBURG PINCUS LLC

                                   By:  /s/ Scott A. Arenare
                                        -----------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Managing Director


Dated:  August 5, 2002             WARBURG PINCUS NETHERLANDS
                                   PRIVATE EQUITY VIII C.V. I

                                   By:  Warburg, Pincus & Co.,
                                        General Partner

                                   By:  /s/ Scott A. Arenare
                                        -----------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner

Dated:  August 5, 2002             WARBURG PINCUS NETHERLANDS
                                   PRIVATE EQUITY VIII C.V. II

                                   By:  Warburg, Pincus & Co.,
                                        General Partner

                                   By:  /s/ Scott A. Arenare
                                        -----------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner


Dated:  August 5, 2002             WARBURG PINCUS GERMANY PRIVATE EQUITY VIII KG

                                   By:  Warburg, Pincus & Co.,
                                        General Partner

                                   By:  /s/ Scott A. Arenare
                                        -----------------------------------
                                        Name:   Scott A. Arenare
                                        Title:  Partner

                                                                      SCHEDULE I


     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

----------------------------------- --------------------------------------------
                                     PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                        TO POSITION WITH WP, AND POSITIONS
               NAME                        WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Gregory Back                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
David Barr                          Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Larry Bettino                       Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Samantha C. Chen                    Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Stephen Distler                     Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Stewart K. P. Gross                 Partner of WP; Member and Senior Managing
                                    Director of WP LLC
----------------------------------- --------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Senior Managing
                                    Director of WP LLC
----------------------------------- --------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of
                                    WP LLC
----------------------------------- --------------------------------------------
Peter R. Kagan                      Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Charles R. Kaye                     Partner of WP; Member, Co-President and
                                    Executive Managing Director of WP LLC
----------------------------------- --------------------------------------------
Henry Kressel                       Partner of WP; Member and Senior Managing
                                    Director of WP LLC
----------------------------------- --------------------------------------------
Joseph P. Landy                     Partner of WP; Member, Co-President and
                                    Executive Managing Director of WP LLC
----------------------------------- --------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Reuben S. Leibowitz                 Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
David E. Libowitz                   Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Nancy Martin                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Edward J. McKinley                  Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
James Neary                         Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Howard H. Newman                    Partner of WP; Member and Vice Chairman of
                                    WP LLC
----------------------------------- --------------------------------------------
Gary D. Nusbaum                     Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Lionel I. Pincus                    Managing Partner of WP; Managing Member and
                                    Chairman of WP LLC
----------------------------------- --------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
John D. Santoleri                   Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Henry B. Schacht                    Partner of WP; Member and Managing Director
                                    of WP LLC (on leave of absence since October
                                    2000)
----------------------------------- --------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------

----------------------------------- --------------------------------------------
                                     PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                        TO POSITION WITH WP, AND POSITIONS
               NAME                        WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Wayne W. Tsou                       Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of
                                    WP LLC
----------------------------------- --------------------------------------------
John Vrolyk                         Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
David Wenstrup                      Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director
                                    of WP LLC
----------------------------------- --------------------------------------------
Pincus & Co.*
----------------------------------- --------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------


---------------------

* New York limited partnership; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP

Effective 7/1/02

                               MEMBERS OF WP LLC
                               -----------------

----------------------------------- --------------------------------------------
                                     PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP LLC, AND POSITIONS
               NAME                        WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
David Barr                          Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Larry Bettino                       Member and Managing Director of WP LLC,
                                    Partner of WP
----------------------------------- --------------------------------------------
Frank M. Brochin (1)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Samantha C. Chen                    Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Stephen Distler                     Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Tetsuya Fukagawa (2)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Makoto Fukuhara (2)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Stewart K. P. Gross                 Member and Senior Managing Director of WP
                                    LLC; Partner of WP
----------------------------------- --------------------------------------------
Alf Grunwald (3)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Jeffrey A. Harris                   Member and Senior Managing Director of WP
                                    LLC; Partner of WP
----------------------------------- --------------------------------------------
Sung-Jin Hwang (4)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Roberto Italia (5)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner
                                    of WP
----------------------------------- --------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Charles R. Kaye                     Member, Co-President and Executive Managing
                                    Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------
Rajesh Khanna (6)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Henry Kressel                       Member and Senior Managing Director of WP
                                    LLC; Partner of WP
----------------------------------- --------------------------------------------
Rajiv B. Lall (6)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Joseph P. Landy                     Member, Co-President and Executive Managing
                                    Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Reuben S. Leibowitz                 Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
David E. Libowitz                   Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Nicholas J. Lowcock (7)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
John W. MacIntosh (8)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Nancy Martin                        Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Edward J. McKinley                  Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
James Neary                         Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Howard H. Newman                    Member and Vice Chairman of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Gary D. Nusbaum                     Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Lionel I. Pincus                    Managing Member and Chairman of WP LLC;
                                    Managing Partner of WP
----------------------------------- --------------------------------------------
Pulak Chandan Prasad (6)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
John D. Santoleri                   Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC;
                                    Partner of WP (on leave of absence since
                                    October 2000)
----------------------------------- --------------------------------------------

                          -----------------------------

----------------------------------- --------------------------------------------
                                     PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP LLC, AND POSITIONS
               NAME                        WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Joseph C. Schull (8)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Melchior Stahl (3)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Chang Q. Sun (9)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC,
                                    Partner of WP
----------------------------------- --------------------------------------------
Wayne W. Tsou                       Member and Managing Director of WP LLC,
                                    Partner of WP
----------------------------------- --------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner
                                    of WP
----------------------------------- --------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
David Wenstrup                      Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Jeremy S. Young (7)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC;
                                    Partner of WP
----------------------------------- --------------------------------------------
Pincus & Co.*
----------------------------------- --------------------------------------------

     (1)  Citizen of France
     (2)  Citizen of Japan
     (3)  Citizen of Germany
     (4)  Citizen of Korea
     (5)  Citizen of Italy
     (6)  Citizen of India
     (7)  Citizen of United Kingdom
     (8)  Citizen of Canada
     (9)  Citizen of China
* New York limited partnership; primary activity is ownership interest in WP and WP LLC

Effective July 1, 2002

                                  Exhibit Index

Exhibit 1.     Joint Filing Agreement.

Exhibit 2. Securities Purchase Agreement, dated as of June 16, 2002, by and among the Company and the Purchasers named therein.

Exhibit 2.1. Amendment No. 1 to the Securities Purchase Agreement, dated as of August 5, 2002, by and among the Company and the Purchasers named therein.

Exhibit 3.     Note.

Exhibit 4.     Warrant.

Exhibit 5. Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Proxim Corporation.